

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2013

Via E-mail
Mr. Michael Pawelek
Chief Executive Officer
Starboard Resources, Inc.
300 E. Sonterra Blvd., Suite 1220
San Antonio, Texas 78258

> **Re:** **Starboard Resources, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted August 5, 2013**
> **CIK No. 377-00208**

Dear Mr. Pawelek:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.  We note your response to prior comment 5, and reissue such comment as you have not provided the requested information or the requested disclosure. In that regard, we note that your prospectus cover page does not reflect a fixed price for the shares to be offered by selling shareholders.

2.  Please revise your filing to provide an organizational chart that reflects your subsidiaries and principal stockholders, including ownership percentages.

3.  Please revise your disclosure throughout your filing to accurately reference the relevant Asym, Gidding and Hunton partnerships and their general partners. For example, your disclosure at page 9 that Asym Capital III, LP is a record owner of your shares does not appear to be consistent with your disclosure in the Principal and Selling Stockholders

table at page 96. Similarly, you disclose at page 7 that Hunton Oil Partners, LP is the record owner of 7.04% of your outstanding common stock, but your disclosure in the Principal and Selling Stockholders table instead makes reference to ownership by Hunton Energy Partners LP. Please advise or revise.

Prospectus Summary, page 1

Our Company, page 1

4.      Prior comment eight in our July 3, 2013 letter asked that you clarify which process is performed by your third party reserve engineers, i.e. estimate, audit or review. While you responded that your amendment references only "estimated reserves", we note "reserve audit" on pages 1, 2, 41 and 70. Please comply with our prior comment eight.

Emerging Growth Company, page 4

5.      We note your disclosure that you will lose the emerging growth company "exemptions from [y]our reporting and shareholder approvals when [you] cease to be an Emerging Growth Company." Please revise your disclosure to clarify the extent to which such exemptions will continue to be available to you if you are smaller reporting company.

Lawsuit Relating to Our Common Stock Shares, page 6

6.      We note you state that "resolution of the lawsuit may lead to a change in the general partner of the partnerships or a distribution of our Common Stock shares to the Partners. If the partnerships' shares are distributed to the partners, we would have new shareholders for a majority of our common stock." Please revise your disclosure to clarify the entity or natural persons referenced by the terms "partner," "partnership," and "Partners." Please also revise to clarify why the resolution of the lawsuit may lead to a change in the general partner of the partnerships or a distribution of your common stock shares to the Partners.

7.      Please revise your filing to identify each party that would have beneficial ownership of five percent or more of your common stock in the event that the shares of your common stock that are owned by the partnerships are distributed to the partners. Please also disclose the percentage ownership of your common stock by each such party upon the occurrence of any such event.

"Monetization" Agreement between Asym Capital LP, LP…, page 9

8.      We note your disclosure that you view the registration of your shares pursuant to this registration statement as making the "monetization" agreement effective, but that you "cannot provide assurances that the limited partners of the Partnerships would take the

same view and would not contest the dissolution of the partnership." Please add related risk factor disclosure.

9.      You state at page 39 that the company "views the distribution to the partnerships of Starboard common stock shares registered under the Securities Act of 1933 through this Form S-1 Registration Statement as making the 'monetization' agreement effective." However, this registration statement does not involve the distribution of any shares to the partnerships. In addition, the registration statement registers the resale of common stock by the selling shareholders, and does not register the shares of common stock. Please revise to clarify.

Description of the Properties, page 61

Oil and Natural Gas Reserves, page 63

10.     The table here presents proved, probable and possible reserve volumes with corresponding undiscounted and discounted (PV-10) estimated future net revenue. Your description of PV-10 includes "…means the estimated future gross revenue to be generated from the production of proved reserves…" and "Reserve estimates do not include any value for probable or possible reserves that may exist…" on page 60. Please expand the discussion of PV-10 to clearly and prominently address the treatment of unproved reserves, including product prices employed and any volume or cash flow reduction for risk. We direct you to Item 1202(a)(5) of Regulation S-K.

Present Activities, page 68

11.     Item 1206 of Regulation S-K provides that the registrant describe present activities including those wells in the drilling process. Please amend your document to disclose the dates of current activities: well spud, drilling initiation or completion to comply with Item 1206.

12.     As your proved undeveloped reserves are 84% of your total proved, please provide us with a spread sheet reconciliation between the PUD drilling schedule used in your third party reserve report and the status of these PUD locations as of August 1, 2013. Address and explain any significant delays in PUD development.

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 69

Results of Operations, page 72

13.     Please expand the discussion of your financial condition and results of operations to encompass the interim period financial statements included in the registration statement to comply with Item 303(b) of Regulation S-K. In doing so, disclose production quantities and related pricing consistent with your fiscal year end presentation.

Explanation of Consolidation, page 72

14.     We note your disclosure that Giddings Oil and Gas LP, Hunton Oil Partners LP, and
        Asym Energy Fund III LP are under the same management and combined own 77.94% of
        your common stock shares. Further, your common stock constitutes the vast majority of
        the partnerships' assets. Consequently, under GAAP the results of these partnerships have
        been consolidated for 2011 and 2012. You anticipate that you will not have consolidated
        results with these funds after obtaining an effective registration statement under the
        Securities Act of 1933 or the Securities Exchange Act of 1934 covering the shares held
        by these entities.  In connection with this disclosure, please address the following items.

        •   You reference to "partnerships", "entities", and "funds" makes it unclear whether you
            are specifying Giddings Oil and Gas LP, Hunton Oil Partners LP, and Asym Energy
            Fund III LP or some other entities.  Please revise to include the name of the specific
            entities or otherwise clarify.

        •   Provide a summary listing of the assets and liabilities that will no longer be included
            in your historical financial statements upon obtaining an effective registration
            statement and specify the entity or entities that currently own such assets and
            liabilities.

        •   Clarify in further detail why obtaining an effective registration statement will result in
            the deconsolidation of these entities.

        •   Refer to Rule 11-02(b)(8) of Regulation S-X and tell us whether you considered
            presenting  pro forma financial information to depict the impact an effective
            registration statement would have on the consolidated financial statements presented
            in the document.

Comparison of Year Ended December 31, 2012 to Year Ended December 31, 2011, page 72

15.     Please clarify why you describe your natural gas and oil production for 2012 and 2011
        under the subheading, "Investment Income."

Liquidity and Capital Resources, page 73

16.     We note your disclosure on page F-38 that you anticipate incurring approximately $74
        million of development costs in the two years subsequent to December 31, 2012.  Please
        provide a discussion and analysis of the existence and timing of your commitments for
        capital expenditures and other known and reasonably likely cash requirements to provide
        a better understanding of your ability to generate cash and to meet existing and known or
        reasonably likely future cash requirements.  Refer to SEC Release Nos. 33-8350.

Executive Compensation, page 85

Summary Compensation Table, page 89

17.     We note your disclosure regarding grants of restricted stock received by certain of your executive officers under their employment agreements.  Please tell us why such restricted stock is not reflected in your summary compensation table.

Principal and Selling Stockholders, page 96

18.     Please revise your tabular disclosure as of the most recent practicable date and disclose such date.  Please refer to Item 403 of Regulation S-K.

19.     Please revise to clarify the natural person(s) who have the ultimate voting or investment control over the shares held by the entities identified in your selling shareholder table.  In that regard, we note your references in notes (2) and (3) to voting or investment control over the common stock shares held by Summerline Asset Management, LLC, but such entity is not identified as a beneficial or selling stockholder in your table.

Description of Capital Stock, page 98

20.     Please revise to identify the applicable restrictions on transferability that you reference at page 99.  In that regard, it is not clear which restrictions relate to the clause at page 99 "[e]xcept for the restrictions on transferability," or which restrictions relate to the Monetization Agreement.

Financial Statements

21.     As you were exempt from income tax prior to June 28, 2012, please present pro forma tax and EPS data on the face of your historical financial statements.

Note 4 – Acquisition of ImPetro Resources LLC, page F-17

22.     We note you acquired proved oil and natural gas properties and recognized goodwill in conjunction with your acquisition of Impetro Resources LLC (Impetro).  Please confirm you did not also acquire unproved properties as generally is the case when an oil and gas exploration and production company is acquired.

23.     It appears your acquisition of the remaining 60% interest in Impetro represents a significant business combination under the guidance of Rule 3-05 of Regulation S-X.  Please provide the analysis you prepared to conclude historical audited financial statements of Impetro prior to the date of the Exchange Agreement were not required to be included in the registration statement.

Note 7 - Equity Investment in ImPetro Resources LLC, page F-21

24.     We note that you previously held a 40% interest in ImPetro through the roll-up
        date.  Prior to the roll-up date, the equity investment in ImPetro was carried at cost and
        was adjusted for the Company's proportionate share of their undistributed earnings or
        losses through the roll-up date.  On the roll-up date, you acquired the remaining 60% of
        ImPetro and consolidated its results subsequent to the roll-up date.  Please describe the
        timeframe and circumstances in acquiring the original 40% interest in ImPetro, and tell us
        the consideration you gave to whether you had control of ImPetro at the time of acquiring
        the 40% interest.

Exhibit 99.4

25.     In our prior comment 54, we asked that your third party engineering reports include the
        average adjusted product prices used to estimate proved reserves.  Exhibit 99.4 presents
        only the benchmark prices - $94.68/BO and $2.76/MMBTU -and not the company wide
        average adjusted prices.  Please comply with our prior comment 54.

General

        If you intend to respond to these comments with an amended draft registration statement,
please submit it and any associated correspondence in accordance with the guidance we provide
in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jennifer
Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding issues related to
the financial statements and related matters.  You may contact Ronald Winfrey, Petroleum
Engineer, at (202) 551-3704 with questions about engineering comments.  Please contact Karina
V. Dorin, Staff Attorney, at (202) 551-3763, or in her absence, Laura Nicholson, Staff Attorney,
at (202) 551-3584 with any other questions.

                                                Sincerely,

                                                /s/H. Roger Schwall

                                                H. Roger Schwall
                                                Assistant Director